UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

S1 Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

78463B101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,885,139
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,885,139
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,138,656
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,138,656
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG AMBROSE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,251
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 128,251
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG HALIFAX FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,496
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 133,496
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 568,107
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 568,107
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS FUND III, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,949
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,949
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,138,656
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,138,656
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,023,795
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,023,795
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,023,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 601,056
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 601,056
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 601,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,886,598
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,886,598
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,886,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,886,598
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,886,598
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,886,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,886,598
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,886,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,886,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,886,598
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,886,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,886,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,886,598
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,886,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,886,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,886,598
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,886,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,886,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 51,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 42,000 Shares underlying stock options that are convertible into Shares within 60 days of the date hereof.

CUSIP NO. 78463B101

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 2(a) is hereby amended to add the following:

Since the filing of Amendment No. 5, Ramius Capital Group, L.L.C. has changed its name to Ramius LLC (“Ramius”) and Admiral Advisors, LLC has changed its name to RCG Starboard Advisors, LLC (“RCG Starboard Advisors”).

RCG Enterprise, Ltd (“RCG Enterprise”) is hereby added as a Reporting Person to the Schedule 13D.

Item 2(b) is hereby amended to add the following:

The address of the principal office of each of Parche, RCG Starboard Advisors, Ramius Advisors, Ramius, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of RCG Enterprise is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of RCG Enterprise and their respective principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

Item 2(c) is hereby amended to add the following:

RCG Enterprise is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund.  RCG Enterprise is the sole non-managing member of Parche.  Ramius serves as the investment manager for RCG Enterprise.

Item 2(d) is hereby amended and restated as follows:

No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is hereby amended and restated as follows:

No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The first paragraph of Item 3 is hereby amended and restated as follows:

CUSIP NO. 78463B101

The Shares purchased by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 6,886,598 Shares beneficially owned in the aggregate by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III is approximately $31,873,607, including brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 56,659,342 Shares outstanding, as of July 21, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2008.

A.	Starboard

(a)	As of September 8, 2008, Starboard beneficially owned 4,885,139 Shares.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 4,885,139
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,885,139
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Starboard in the past 60 days are set forth in Schedule B and are incorporated by reference.

B.	Parche

(a)	As of September 8, 2008, Parche beneficially owned 1,138,656 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 1,138,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,138,656
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Parche in the past 60 days are set forth in Schedule B and are incorporated by reference.

C.	RCG Ambrose

(a)	As of September 8, 2008, RCG Ambrose beneficially owned 128,251 Shares.

Percentage: Less than 1%

CUSIP NO. 78463B101

(b)	1. Sole power to vote or direct vote: 128,251
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 128,251
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by RCG Ambrose in the past 60 days are set forth in Schedule B and are incorporated by reference.

D.	RCG Halifax

(a)	As of September 8, 2008, RCG Halifax beneficially owned 133,496 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 133,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 133,496
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by RCG Halifax in the past 60 days are set forth in Schedule B and are incorporated by reference.

E.	Ramius Master

(a)	As of September 8, 2008, Ramius Master beneficially owned 568,107 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 568,107
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 568,107
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Ramius Master in the past 60 days are set forth in Schedule B and are incorporated by reference.

F.	Ramius Fund III

(a)	As of September 8, 2008, Ramius Fund III beneficially owned 32,949 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 32,949
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,949
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Ramius Fund III in the past 60 days are set forth in Schedule B and are incorporated by reference.

CUSIP NO. 78463B101

G.	RCG Enterprise

(a)
As of September 8, 2008, RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 1,138,656 Shares beneficially owned by Parche.

Percentage: approximately 2.0% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,138,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,138,656
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Enterprise has not has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Parche during the past 60 days are set forth in Schedule B and incorporated herein by reference.

H.	RCG Starboard Advisors

(a)
As of September 8, 2008, as the investment manager of Starboard and the managing member of Parche, RCG Starboard Advisors may be deemed the beneficial owner of (i) 4,885,139 Shares owned by Starboard and (ii) 1,138,656 Shares owned by Parche.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 6,023,795
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,023,795
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth on Schedule B and incorporated herein by reference.

I.	Ramius Advisors

(a)
As of September 8, 2008, as the investment advisor of Ramius Master and Ramius Fund III, Ramius Advisors may be deemed the beneficial owner of (i) 568,107 Shares owned by Ramius Master and (ii) 32,949 Shares owned by Ramius Fund III.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 601,056
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 601,056
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 78463B101

(c)
Ramius Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Ramius Master and Ramius Fund III are set forth on Schedule B and incorporated herein by reference.

J.	Ramius

(a)
As of September 8, 2008, as the sole member of RCG Starboard Advisors, the managing member of Ramius Advisors (the investment manager of Ramius Master) and the investment manager of RCG Halifax and RCG Ambrose, Ramius may be deemed the beneficial owner of (i) 4,885,139 shares owned by Starboard, (ii) 1,138,656 Shares owned by Parche, (iii) 128,251 Shares owned by RCG Ambrose, (iv) 133,496 Shares owned by RCG Halifax, (v) 568,107 Shares owned by Ramius Master and (vi) 32,949 Shares owned by Ramius Fund III.

Percentage: Approximately 12.2%

(b)	1. Sole power to vote or direct vote: 6,886,598
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,886,598
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche, Starboard, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III are set forth on Schedule B and incorporated herein by reference.

K.	C4S

(a)
As of September 8, 2008, as the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 4,885,139 shares owned by Starboard, (ii) 1,138,656 Shares owned by Parche, (iii) 128,251 Shares owned by RCG Ambrose, (iv) 133,496 Shares owned by RCG Halifax, (v) 568,107 Shares owned by Ramius Master and (vi) 32,949 Shares owned by Ramius Fund III.

Percentage: Approximately 12.2%

(b)	1. Sole power to vote or direct vote: 6,886,598
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,886,598
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche, Starboard, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III are set forth on Schedule B and incorporated herein by reference.

L.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

CUSIP NO. 78463B101

(a)
As of September 8, 2008, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 4,885,139 shares owned by Starboard, (ii) 1,138,656 Shares owned by Parche, (iii) 128,251 Shares owned by RCG Ambrose, (iv) 133,496 Shares owned by RCG Halifax, (v) 568,107 Shares owned by Ramius Master and (vi) 32,949 Shares owned by Ramius Fund III.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III by virtue of their shared authority to vote and dispose of such Shares.  Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

Percentage: Approximately 12.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,886,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,886,598

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche, Starboard, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III are set forth on Schedule B and incorporated herein by reference.

M.	Mr. Smith

(a)	As of September 8, 2008, Mr. Smith beneficially owned 9,000 Shares, in addition to 42,000 Shares underlying stock options that may be converted into Shares within 60 days of the date hereof.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 51,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 51,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Smith did not enter into any transactions in the Shares during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

CUSIP NO. 78463B101

The Reporting Persons do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 6 is hereby amended to add the following:

Effective September 5, 2008, Ramius entered into a Sales Plan Agreement with Cantor Fitzgerald & Co. (“Cantor”) for the purpose of establishing a trading plan to effect sales of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.  A copy of the Sales Plan Agreement is attached as an exhibit hereto and incorporated herein by reference.

This Amendment No. 6 reports the sale of an aggregate of 22,100 Shares by the Reporting Persons pursuant to the Sales Plan Agreement.  The Sales Plan Agreement allows for the sale of up to an aggregate of 4,532,390 Shares.  Shares sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

On September 9, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Sales Plan Agreement by and between Ramius LLC and Cantor Fitzgerald & Co., dated September 5, 2008.

Exhibit 99.2
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Ramius Fund III, Ltd, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon and Jeffrey C. Smith, dated September 9, 2008.

Exhibit 99.3	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.

CUSIP NO. 78463B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 2008

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
By: RCG Starboard Advisors, LLC,
  its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
  its managing member

RCG AMBROSE MASTER FUND, LTD.
By: Ramius LLC,
  its investment manager

RCG HALIFAX FUND, LTD.
By: Ramius LLC,
  its investment manager

RAMIUS FUND III, LTD
By: Ramius Advisors, LLC,
its investment manager

RAMIUS MASTER FUND, LTD.
By: Ramius Advisors, LLC,
  its investment manager

RCG ENTERPRISE, LTD
By: Ramius LLC,
  its investment manager

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
  its sole member

RAMIUS ADVISORS, LLC
By: Ramius LLC,
  its managing member

RAMIUS LLC
By: C4S & Co., L.L.C.,
as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon	/s/ Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss	JEFFREY C. SMITH

CUSIP NO. 78463B101

SCHEDULE A

Directors and Officers of RCG Enterprise, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 78463B101

Transactions in the Shares in the Past 60 Days

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

15,649	6.9288	09/08/08

PARCHE, LLC

3,701	6.9288	09/08/08

RAMIUS MASTER FUND, LTD.

1,798	6.9288	09/08/08

RAMIUS FUND III, LTD

106	6.9288	09/08/08

RCG AMBROSE MASTER FUND, LTD.

423	6.9288	09/08/08

RCG HALIFAX FUND, LTD.

423	6.9288	09/08/08